Filed Pursuant to Rule 424(b)(3)

Registration No. 333-293182

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated February 9, 2026)

STARDUST POWER INC.

Up to 1,896,998 Shares of Common Stock

This prospectus supplement supplements the prospectus dated May 8, 2025 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-286883). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus relates to the resale, from time to time, of up to 1,896,998 shares of our common stock by the selling stockholders, Lind Global Asset Management XIII LLC, a Delaware limited liability company (“Lind”), and B. Riley Principal Capital II LLC (“B. Riley” and, together with Lind, the “selling stockholders”). These 1,896,998 shares consist of: (a) up to 1,450,000 shares of common stock (the “Convertible Note Shares”) issuable upon the conversion or repayment of a secured, 24-month, interest free convertible promissory note in the principal amount of $4,800,000 issued to Lind (the “Note”); (b) 411,245 shares of common stock (the “Warrant Shares” and, together with the Convertible Note Shares, the “Lind Shares”) issuable upon exercise of a common stock purchase warrant issued to Lind (the “Warrant” and, together with the Note, the “Lind Securities”); and (c) up to 35,753 shares of common stock (the “B. Riley Shares”) issued or issuable to B. Riley in connection with a letter agreement pursuant to which the Company and B. Riley mutually agreed to terminate on December 11, 2025, that certain Common Stock Purchase Agreement, dated October 7, 2024, as amended, and the related Registration Rights Agreement, entered as of the same date (the “B. Riley Transaction”). The Lind Shares and the B. Riley Shares are collectively referred to herein as the “Shares.”

The Lind Securities were issued pursuant to that certain purchase agreement between us and Lind, dated December 23, 2025 (the “Purchase Agreement”). The B. Riley Shares are being registered pursuant to our contractual obligations to B. Riley. See “The Lind Transaction” for a description of the Purchase Agreement, and the B. Riley Transaction, and “Selling Stockholders” for additional information regarding Lind.

We are not offering any shares of our common stock for sale under this prospectus. We are registering the offer and resale of the Shares to satisfy contractual obligations owed by us to the selling stockholders pursuant to the Purchase Agreement and documents ancillary thereto and the agreements with B. Riley described herein. Our registration of the Shares covered by this prospectus does not mean that the selling stockholders will offer or sell any of the Shares. Any of the Shares subject to resale hereunder will have been issued by us and acquired by the applicable selling stockholder prior to any resale of such Shares pursuant to this prospectus. No underwriter or other person has been engaged to facilitate the sale of the Shares in this offering. The selling stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar expenses, if any, incurred for the sale of the Shares.

We will not receive any proceeds from the resale of the Shares by the selling stockholders pursuant to this prospectus. However, we will receive proceeds from the exercise of the Warrant if Lind exercises the Warrant for cash.

The selling stockholders, or their permitted transferees or other successors-in-interest, may offer the Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We provide additional information about how the selling stockholders may sell the Shares in the section entitled “Plan of Distribution” on page 119 in this prospectus.

Our Common Stock and Warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “SDST” and “SDSTW,” respectively. On February 17, 2026, the last reported sales price of our Common Stock was $3.36 per share and the last reported sales price of our Warrants was $0.27 per Warrant.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to reduced public company reporting requirements. As such, we have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our Common Stock.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 18, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 12, 2026

STARDUST POWER INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39875	99-3863616
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

15 E. Putnam Ave, Suite 378 Greenwich, CT	06830
(Address of principal executive offices)	(Zip Code)

(800) 742 3095

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SDST	The Nasdaq Capital Market
Redeemable warrants, with 10 warrants exercisable for one share of Common Stock at an exercise price of $115.00	SDSTW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 - Entry into a Material Definitive Agreement.

On February 12, 2026, Stardust Power Inc. (the “Company”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) and a related Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”), the selling stockholder. Upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company will have the right, in its sole discretion, to sell up to $10,000,000 of newly issued shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) to B. Riley Principal Capital II, subject to certain conditions and limitations contained in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Common Stock pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company. The Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement.

Upon the initial satisfaction of each of the conditions to B. Riley Principal Capital II’s purchase obligation set forth in the Purchase Agreement (the initial satisfaction of such conditions, the “Commencement,” and the date on which the Commencement occurs, the “Commencement Date”), including that a registration statement registering under the Securities Act of 1933, as amended (the “Securities Act”), the resale by B. Riley Principal Capital II of shares of Common Stock issued to it by the Company under the Purchase Agreement, which the Company agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus relating thereto is filed, the Company will have the right, but not the obligation, from time to time at its sole discretion over the 36-month period beginning on the Commencement Date, to direct B. Riley Principal Capital II to purchase a specified number of shares of Common Stock on the open market, not to exceed certain limitations as set forth in the Purchase Agreement (each, a “Market Open Purchase”), by delivering written notice to B. Riley Principal Capital II prior to the commencement of trading of the Common Stock on The Nasdaq Capital Market (“Nasdaq”) on any trading day (the “Purchase Date”), so long as (i) the closing sale price of the Common Stock on the trading day immediately prior to such Purchase Date is not less than a specified threshold price as set forth in the Purchase Agreement and (ii) all shares of Common Stock subject to all prior Market Open Purchases and all prior Intraday Purchases (as defined below) effected by the Company under the Purchase Agreement (as applicable) have been received by B. Riley Principal Capital II at such time and in the manner set forth in the Purchase Agreement.

The purchase price of the shares of Common Stock that the Company elects to sell to B. Riley Principal Capital II in a Market Open Purchase pursuant to the Purchase Agreement will be determined by reference to the volume weighted average price of the Common Stock (“VWAP”), during the period (the “Market Open Purchase Valuation Period”) beginning at the official open of the regular trading session on Nasdaq on the applicable Purchase Date and ending at the earliest to occur of (i) such time of official close of the regular trading session, (ii) such time during such regular trading hour period, the trading volume threshold calculated in accordance with the Purchase Agreement is reached, and (iii) if the Company further specifies in the applicable purchase notice for such Market Open Purchase that a “limit order discontinue election” shall apply to such Market Open Purchase, such time the trading price of the Common Stock on Nasdaq during such Market Open Purchase Valuation Period falls below the applicable minimum price threshold determined in accordance with the Purchase Agreement, less a fixed 3.0% discount to the VWAP for such Market Open Purchase Valuation Period. The calculations of the VWAP and the volume of shares traded for purposes of determining whether such volume threshold is reached will exclude the opening and closing trades in the Common Stock during regular trading hours on the applicable Purchase Date, to the extent they occur during the applicable Market Open Purchase Valuation Period and if the Company specifies a limit order discontinue election, any trades in the Common Stock during the applicable Market Open Purchase Valuation Period at a price below the applicable minimum price threshold determined in accordance with the Purchase Agreement.

In addition to the Market Open Purchases described above, after the Commencement, the Company will also have the right, but not the obligation (subject to the continued satisfaction of the purchase conditions contained in the Purchase Agreement), to direct B. Riley Principal Capital II to purchase, on any trading day that would qualify as a Purchase Date on which the Company may elect to effect a Market Open Purchase, whether or not a Market Open Purchase is effected by the Company on such trading day, a specified number of shares of Common Stock, not to exceed certain limitations set forth in the Purchase Agreement that are similar to those applicable to Market Open Purchases (each, an “Intraday Purchase”), by timely delivering an irrevocable written notice of such Intraday Purchase to B. Riley Principal Capital II after 10:00 a.m., New York City time (and after the Market Open Purchase Valuation Period for any earlier Market Open Purchase and the Intraday Purchase Valuation Period (defined below) for the most recent prior Intraday Purchase effected on the same Purchase Date, if applicable, have ended), and prior to 3:30 p.m., New York City time, on such Purchase Date (each, an “Intraday Purchase Notice”), so long as (i) the closing sale price of the Common Stock on Nasdaq on the trading day immediately prior to such Purchase Date is greater than $1.00 and (ii) all shares of Common Stock subject to all prior Market Open Purchases and all prior Intraday Purchases effected by the Company under the Purchase Agreement (as applicable) have been received by B. Riley Principal Capital II at such time and in the manner set forth in the Purchase Agreement.

The per share purchase price for the shares of Common Stock that the Company elects to sell to B. Riley Principal Capital II in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a Market Open Purchase (including the same fixed 3.0% discount to the applicable VWAP used to calculate the per share purchase price for a Market Open Purchase, as described above), provided that the VWAP for each Intraday Purchase effected on a Purchase Date will be calculated over different purchase valuation periods during the regular trading session on Nasdaq on such Purchase Date than the Market Open Purchase Valuation Period applicable to a Market Open Purchase effected on such Purchase Date (if any), each of which will commence and end at different times on such Purchase Date and will not overlap with any other purchase valuation period on such Purchase Date (each, an “Intraday Purchase Valuation Period”).

There is no upper limit on the price per share that B. Riley Principal Capital II could be obligated to pay for the Common Stock the Company may elect to sell to it in any Market Open Purchase or any Intraday Purchase under the Purchase Agreement.

Under the applicable Nasdaq rules, in no event may the Company issue to B. Riley Principal Capital II under the Purchase Agreement more than 1,972,924 shares of Common Stock, subject to adjustment, which number of shares is equal to 19.99% of the shares of Common Stock issued and outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) the Company obtains stockholder approval to issue shares of Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average price per share paid by B. Riley Principal Capital II for all of the shares of Common Stock that the Company directs B. Riley Principal Capital II to purchase from the Company pursuant to the Purchase Agreement, if any, equals or exceeds $3.57 per share (representing the lower of (a) the official closing price of the Common Stock on Nasdaq immediately preceding the execution of the Purchase Agreement and (b) the average official closing price of the Common Stock on Nasdaq for the five consecutive trading days immediately preceding the execution of the Purchase Agreement), so that the Exchange Cap limitation will not apply to issuances and sales of Common Stock pursuant to the Purchase Agreement. Moreover, the Company may not issue or sell any shares of Common Stock to B. Riley Principal Capital II under the Purchase Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by B. Riley Principal Capital II and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in B. Riley Principal Capital II beneficially owning more than 4.99% of the outstanding shares of Common Stock.

The Company currently plans to use any net proceeds therefrom for working capital and general corporate purposes.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month following the 36-month anniversary of the Commencement Date, (ii) the date on which B. Riley Principal Capital II shall have purchased from the Company under the Purchase Agreement shares of Common Stock for an aggregate gross purchase price of $10,000,000, (iii) the date on which the Common Stock shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement for a period of one trading day, (iv) the 30th trading day after the date on which a voluntary or involuntary bankruptcy proceeding involving the Company has been commenced that is not discharged or dismissed prior to such 30th trading day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of the Company’s property or the Company makes a general assignment for the benefit of its creditors.

As consideration for its irrevocable commitment to purchase shares of Common Stock at the Company’s direction under the Purchase Agreement, the Company agreed to pay B. Riley Principal Capital II a cash commitment fee in the amount of $100,000, which fee may be waived in part or in whole in certain circumstances.

In addition, the Company has agreed to reimburse B. Riley Principal Capital II for the reasonable legal fees and disbursements of B. Riley Principal Capital II’s legal counsel in connection with the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement in an amount equal to $50,000 as follows: (i) $25,000 of which the Company paid prior to execution of the Purchase Agreement and Registration Rights Agreement and (ii) $25,000 of which the Company agreed to pay on or prior to the Commencement Date. The Company has also agreed to reimburse B. Riley Principal Capital II up to $5,000 per fiscal quarter for the reasonable legal fees and disbursements of B. Riley Principal Capital II’s legal counsel in connection with quarterly and annual bring-down due diligence investigations and related matters as contemplated by the Purchase Agreement.

Under applicable rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), a “qualified independent underwriter” (as defined in the applicable FINRA rules) is required to participate in the preparation of a registration statement that the Company has agreed to file with the SEC under the Registration Rights Agreement to register the resale by B. Riley Principal Capital II of shares of Common Stock under the Securities Act that may be issued and sold by the Company to B. Riley Principal Capital II from time to time pursuant to the Purchase Agreement, and is also required to exercise the usual standards of “due diligence” with respect thereto. Accordingly, the Company has engaged Seaport Global Securities LLC, a registered broker-dealer and FINRA member (“Seaport”), to be the qualified independent underwriter in connection with the offering of Common Stock that may be made pursuant to such resale registration statement. B. Riley Principal Capital II has agreed to pay Seaport a cash fee of $50,000 as consideration for its services and to reimburse Seaport up to $5,000 for expenses incurred in connection with acting as the qualified independent underwriter in connection with the offering of Common Stock that may be made pursuant to such resale registration statement. Upon entering into the Purchase Agreement, the Company paid Seaport the $50,000 cash fee and $5,000 to reimburse Seaport for expenses.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibit 10.1 and 10.2, respectively, and each of which is incorporated herein in its entirety by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 in its entirety. The securities that have been or may be issued under the Purchase Agreement are being offered and sold by the Company in a transaction exempt from registration under the Securities Act, in reliance on Section 4(a)(2) thereof and Rule 506(b) of Regulation D thereunder. B. Riley Principal Capital II represented to the Company in the Purchase Agreement that it is an “accredited investor,” as defined in Regulation D, and is acquiring the securities under the Purchase Agreement for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public distribution thereof in violation of the Securities Act or any applicable state securities or “Blue Sky” laws. Accordingly, the offer and sale by the Company of the securities that have been or may be issued to B. Riley Principal Capital II under the Purchase Agreement is not being registered under the Securities Act or any applicable state securities or “Blue Sky” laws and, therefore, such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities or “Blue Sky” laws.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 7.01 Regulation FD Disclosure.

On February 18, 2026, the Company issued a press release announcing the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 - Financial Statements and Exhibits.

(d) The following exhibits are being filed herewith:

Exhibit No.	Description
10.1†	Form of Common Stock Purchase Agreement, dated as of February 12, 2026, by and between Stardust Power Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form S-1 filed with the SEC on February 12, 2026).

10.2	Registration Rights Agreement, dated as of February 12, 2026, by and between Stardust Power Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.30 of the Company’s Registration Statement on Form S-1 filed with the SEC on February 12, 2026).

99.1	Press Release, dated February 18, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2026

STARDUST POWER INC.

By:	/s/ Roshan Pujari
Name:	Roshan Pujari
Title:	Chief Executive Officer and Chairman

Exhibit 99.1

Stardust Power Secures up to $10.0 Million in Financing

GREENWICH, Conn. – Date February 18, 2026 – Stardust Power Inc. (NASDAQ: SDST) (“Stardust Power” or the “Company”), an American developer of battery-grade lithium carbonate, today announced it has secured up to $10.0 million in common equity financing (the “Equity Facility”). The Company has entered into a common stock purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”), that provides the Company with the ability to raise up to $10.0 million of capital at its discretion over a period of 36 months, subject to customary terms and conditions.

Under the Equity Facility, Stardust Power has the right, but not the obligation, to sell shares of its common stock to B. Riley over a three-year period. This structure allows the Company to raise capital incrementally, avoid large block discounts, and align funding activity with its business needs.

Proceeds from any sales under the Equity Facility are expected to be used for supporting pre-construction and construction activities, long-term growth objectives, working capital and general corporate purposes. The Equity Facility includes customary safeguards, including ownership limitations, Nasdaq compliance thresholds, and pricing protections, and does not restrict the Company’s ability to pursue alternative financing strategies outside of certain defined parameters.

“This facility provides Stardust Power with a flexible capital tool as we advance a strategically important U.S. lithium project,” said Roshan Pujari, Founder and CEO of Stardust Power. “It allows us to strengthen our balance sheet on our terms, while remaining disciplined and opportunistic in how and when we access the capital markets, preserving optionality as we move toward key execution milestones.”

In connection with the Equity Facility, the Company filed a registration statement on Form S-1 (File No. 333-293405) with the Securities and Exchange Commission on February 12, 2026, which was declared effective on February 17, 2026, for the resale by B. Riley of the securities it may purchase in the Equity Facility.

About Stardust Power Inc.

Stardust Power is a developer of battery-grade lithium carbonate designed to bolster America’s energy security through resilient supply chains. The Company is building a strategically located lithium refinery in Muskogee, Oklahoma, with the capacity to produce up to 50,000 metric tons of battery-grade lithium carbonate annually. Committed to sustainability at every stage, Stardust Power trades on Nasdaq under the ticker “SDST.”

For more information, visit www.stardust-power.com

Stardust Power Contacts

For Investors:

Johanna Gonzalez

investor.relations@stardust-power.com

For Media:

Michael Thompson

media@stardust-power.com

Cautionary Note Regarding Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s Equity Facility, product development and business prospects. These statements may include, without limitation, statements regarding management’s expectations about future business strategies, financial performance, operating results, growth opportunities, market developments, competitive position, regulatory outlook, our perception of historical trends and current conditions, as well as other factors that we believe are appropriate and reasonable under the circumstances. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “likely,” “may,” “model,” “outlook,” “plan,” “predict,” “project,” “seek,” “target,” “will,” “could,” “should,” or similar expressions.

Forward-looking statements are not guarantees of future performance. They are based on current expectations, estimates, forecasts, and assumptions that involve significant risks and uncertainties, many of which are beyond the Company’s control and are difficult to predict. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including but not limited to: macroeconomic conditions; inflationary pressures; changes in interest rates; supply chain disruptions; evolving consumer demand; competitive and technological developments; regulatory or legal changes; litigation exposure; cybersecurity threats; and fluctuations in foreign exchange rates. In addition, other risks and uncertainties not presently known to us or that we currently believe to be immaterial could affect the accuracy of any such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Readers are cautioned not to place undue reliance on these forward-looking statements, which are made only as of the date of this press release. Except as required by law, the Company assumes no obligation and expressly disclaims any duty to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, even if subsequent events cause expectations to change.

You should consult our filings with the U.S. Securities and Exchange Commission (SEC), including the “Risk Factors” section of its most recent Annual Report on Form 10-K and subsequent filings on Form 10-Q, for additional detail about the factors that could affect our financial and other results.